HOME BANCSHARES, INC.

P.O. Box 966

Conway, Arkansas 72033

August 17, 2017

Ms. Erin E. Martin

Special Counsel, Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR TRANSMISSION

Re:	Home BancShares, Inc.
Registration Statement on Form S-4
Filed May 9, 2017
File No. 333-217789

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home BancShares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 10:00 a.m., Eastern Time, on August 21, 2017, or as soon thereafter as is practicable.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Doug Buford at (501) 688-8866 or Mr. Courtney Crouch at (501) 688-8822.

Sincerely,

HOME BANCSHARES, INC.

/s/ Brian Davis

Brian Davis Chief Financial Officer and Treasurer

cc:	C. Douglas Buford, Jr.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.